December 7, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE
Washington, D.C. 20549

Attn:	David Plattner

Re:	Marti Technologies, Inc.
SC TO-I filed November 21, 2023
File No. 005-92684

Dear Mr. Plattner:

On behalf of our client, Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company” or “Marti”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 4, 2023 (the “Comment Letter”), with respect to the above-referenced Tender Offer Statement on Schedule TO, filed on November 21, 2023 (the “Schedule TO”).

The Company has filed via EDGAR Amendment No. 1 to the Schedule TO, which includes an Amended and Restated Offer to Purchase and Consent Solicitation (the “Amended and Restated Offer to Purchase”) as exhibit (a)(1)(A) thereto (the “Amendment No. 1 to Schedule TO”), which reflects the Company’s responses to the comments received by the Staff. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended and Restated Offer to Purchase. Capitalized terms used but not defined herein have the meanings set forth in the Amended and Restated Offer to Purchase.

Schedule TO-I filed November 21, 2023; Offer to Purchase

General

1.	Please ensure on future filings that the EDGAR tag "SC 13E-3/A" is associated with the filing, in addition to the EDGAR tag "SC TO-I/A."

Response: The Company has filed Amendment No. 1 to Schedule TO with the EDGAR tag “SC 13E-3/A” in addition to the EDGAR tag “SC TO-I/A” and will ensure that future filings are similarly tagged.

2.	We note disclosure in multiple places in the Offer to Purchase and the offer's ancillary documents that indicates that the consent of an additional 34% of the outstanding Public Warrants is needed to approve the Warrant Amendment. However, when combined with the existing 26% who have agreed to approve, the addition of that 34% would lead to an approximate 60% aggregate approval, well in excess of the mere majority approval that is otherwise stated as being the relevant threshold. Please revise, or advise.

United States Securities and Exchange Commission

December 7, 2023

Response: The Company respectfully advises the Staff that this was a typographical error and that it has revised the disclosure throughout the Amended and Restated Offer to Purchase and in certain of the other exhibits to Amendment No. 1 to Schedule TO in order to reflect that consent of an additional 24% (not 34%) of the outstanding Public Warrants is needed to approve the Warrant Amendment.

3.	We note the following disclosure, which appears in three separate places in the Offer to Purchase: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

Response: The Company has revised the disclosure on pages 3, 23, and 30 of the Amended and Restated Offer to Purchase in response to the Staff’s comment.

Section 7. Information Concerning Marti Technologies, Inc., page 26

4.	In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(1), (2) and (3).

Response: The Company has revised the disclosure on page 27 of the Amended and Restated Offer to Purchase to include the summary historical financial information in response to the Staff’s comment.

* * *

Please do not hesitate to contact Elliott Smith at +1 (212) 819 7644 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

December 7, 2023

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Elliott Smith, Esq., of White & Case LLP

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